Exhibit 99.1

Nomad Foods Reports Fourth Quarter and Full Year 2018 Financial Results

Reports Fourth Quarter Organic Revenue Growth of 4.2%
Full Year 2018 Adjusted EBITDA of €376 million and Adjusted EPS of €1.19 Exceed Prior Guidance
Initiates 2019 Guidance of Adjusted EBITDA Growth of 8-10% before the Impact of IFRS 16
FELTHAM, England - February 28, 2019 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three and twelve-month periods ended December 31, 2018.
Key operating highlights and financial performance for the fourth quarter 2018, when compared to the fourth quarter 2017, include:

•	Reported revenue increased 21% to €615 million

•	Organic revenue growth of 4.2%

•	Reported profit for the period of €41 million

•	Adjusted EBITDA increased 23% to €101 million

•	Reported EPS of €0.23; Adjusted EPS increased 7% to €0.29
Key operating highlights and financial performance for the full year 2018, when compared to the full year 2017, include:

•	Reported revenue increased 11% to €2,173 million

•	Organic revenue growth of 2.6%

•	Reported profit for the period of €171 million

•	Adjusted EBITDA increased 15% to €376 million

•	Reported EPS of €0.97; Adjusted EPS increased 19% to €1.19
Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “We delivered a solid end to 2018, with fourth quarter and full year results exceeding our prior guidance. Performance during both periods reflected broad based geographic growth, continued leadership within our core categories and strong customer acceptance of our new product offerings. We are pleased with our progress integrating Aunt Bessie’s and Goodfella’s which have outperformed their plans since being acquired in the middle of 2018. Finally, we generated significant cash flow during the fourth quarter and the year which will further enable our growth ambitions for 2019 and beyond.”

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “Our 2018 financial results mark another year of organic growth for Nomad Foods which demonstrates the sustainability of our growth model, the power of our brands, and the quality and determination of our people. We have an exciting set of plans for 2019, and we look forward to building shareholder value through sustainable growth, cash flow generation and accretive capital deployment.”
Fourth Quarter of 2018 results compared to the Fourth Quarter of 2017

•
Revenue increased 21% to €615 million. Organic revenue growth of 4.2% was comprised of 1.7% growth in volume/mix and 2.5% growth in price. Revenue growth benefited 17.3 percentage points from the acquisitions of Goodfella's and Aunt Bessie's and was partially offset by 0.5 percentage points from foreign exchange translation.

•
Adjusted gross profit increased 15% to €184 million. Adjusted gross margin declined 160 basis points to 29.9% as positive mix and pricing and promotional efficiencies were offset by cost of goods inflation and the inclusion of the recently acquired acquisitions.

•
Adjusted operating expense increased 8% to €96 million as financial discipline in the base business was offset by the inclusion of expenses related to the aforementioned acquisitions. Advertising and promotion expense increased 10% to €38 million and Indirect expense increased 7% to €58 million.

•	Adjusted EBITDA increased 23% to €101 million.

•	Adjusted profit after tax increased 13% to €52 million and Adjusted EPS increased 7% to €0.29.

Exhibit 99.1

Year ended 2018 results compared to the Year ended 2017

•
Revenue increased 11% to €2,173 million. Organic revenue growth of 2.6% was comprised of 1.2% growth in volume/mix and 1.4% growth in price. Revenue growth benefited 9.4 percentage points from the acquisitions of Goodfella's and Aunt Bessie's and was partially offset by 1.0 percentage points from foreign exchange translation.

•
Adjusted gross profit increased 9% to €659 million. Adjusted gross margin declined 30 basis points to 30.3% with positive mix and pricing and promotional efficiencies more than offsetting cost of goods inflation and acquisition mix.

•
Adjusted operating expense increased 5% to €329 million as financial discipline in the base business was offset by the inclusion of expenses related to the aforementioned acquisitions. Advertising and promotion expense increased 7% to €121 million and Indirect expense increased 3% to €208 million.

•	Adjusted EBITDA increased 15% to €376 million.

•	Adjusted profit after tax increased 19% to €209 million and Adjusted EPS increased 19% to €1.19.
IFRS 16 - Leases
Nomad Foods has adopted IFRS 16, a new standard on lease accounting which requires certain operating leases to be capitalized on the balance sheet effective January 1, 2019. Based on the adoption method selected by the Company, prior year results will not be restated to reflect the new standard. IFRS 16 is expected to have the following impact on 2019 results:

•	EBITDA is expected to be approximately €15 million higher due to lower lease expense, which will be replaced by higher depreciation and interest expense charges.

•	Profit before tax is expected to be approximately €5 million lower and EPS is expected to be approximately €0.02 lower.

•	Assets are expected to be €84 million higher and liabilities are expected to be €120 million higher.

•	While IFRS 16 will not affect company cash flow, the standard will reclassify lease payments from operating activities to financing activities within the Statements of Cash Flows.
2019 Guidance
The Company is initiating 2019 guidance, which includes the anticipated impact of IFRS 16. Full year 2019 Adjusted EBITDA is expected to be approximately €420 to €430 million, inclusive of approximately €15 million of anticipated benefit related to IFRS 16. This equates to expected 2019 Adjusted EBITDA growth of approximately 8-10% before the effect of IFRS 16.
Adjusted EPS is expected to be in the range of approximately €1.28 to €1.32, inclusive of approximately €0.02 of anticipated dilution related to IFRS 16. Full year guidance assumes organic revenue growth at a low-single digits percentage rate.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss these results today, Thursday, February 28, 2019 at 1:30 p.m. GMT time (8:30 a.m. Eastern time). Investors interested in participating in the live call can dial +1-800-263-0877 from the U.S. International callers can dial +1-646-828-8143.

In addition, the call will be broadcast live over the internet hosted at the “Investor Relations” section of the Company’s website at
http://www.nomadfoods.com. The webcast will be archived for 30 days.  A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 9227872.

Nomad Foods Contacts
Investor Relations Contacts
Taposh Bari, CFA
Nomad Foods Limited
+1-718-290-7950

John Mills
ICR, Partner
+1-646-277-1254

Media Contact
Felipe Ucros / Josh Clarkson
Gladstone Place Partners
+1-212-230-5930

About Nomad Foods
Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. The company's portfolio of iconic brands, which includes Birds Eye, Findus, Iglo, Aunt Bessie's and Goodfella's, have been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Non-IFRS Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three and twelve months ended December 31, 2018 and for comparative purposes, the three and twelve months ended December 31, 2017.

Adjusted financial information for the three and twelve months ended December 31, 2018 and 2017 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment charges, exceptional items and foreign currency exchange charges/gains.

EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude, when they occur, exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue for the three and twelve months ended December 31, 2018 and 2017 presented in this press release reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, chart of account (“CoA”) alignments, trading day impacts or any other event that artificially impact the comparability of our results.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 8 to 17, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Statements of Profit or Loss (unaudited)
Three Months Ended December 31, 2018 and December 31, 2017

	Three Months Ended December 31, 2018	Three Months Ended December 31, 2017
	€ millions	€ millions
Revenue	614.8	508.2
Cost of sales	(431.1)	(348.2)
Gross profit	183.7	160.0
Other operating expenses	(99.6)	(91.7)
Exceptional items	(6.0)	(20.4)
Operating profit	78.1	47.9
Finance costs	(19.9)	(17.4)
Net financing costs	(19.9)	(17.4)
Profit before tax	58.2	30.5
Taxation	(17.4)	(3.2)
Profit for the period	40.8	27.3

Attributable to:
Equity owners of the parent	41.1	27.3
Non-controlling interests	(0.3)	—
	40.8	27.3

Basic earnings per share
Profit for the period attributable to equity owners of the parent in € millions	41.1	27.3
Weighted average shares outstanding in millions	175.8	166.8
Basic earnings per share in €	0.23	0.16
Diluted earnings per share
Profit for the period attributable to equity owners of the parent in € millions	41.1	27.3
Weighted average shares outstanding in millions	175.9	175.6
Diluted earnings per share in €	0.23	0.16

Nomad Foods Limited As Reported
Statements of Profit or Loss (audited)
Twelve months Ended December 31, 2018 and December 31, 2017

	Twelve months ended December 31, 2018	Twelve months ended December 31, 2017
	€ millions	€ millions
Revenue	2,172.8	1,956.6
Cost of sales	(1,519.3)	(1,357.2)
Gross profit	653.5	599.4
Other operating expenses	(352.7)	(319.3)
Exceptional items	(17.7)	(37.2)
Operating profit	283.1	242.9
Finance income	1.6	7.2
Finance costs	(57.6)	(81.6)
Net financing costs	(56.0)	(74.4)
Profit before tax	227.1	168.5
Taxation	(56.6)	(32.0)
Profit for the period	170.5	136.5

Attributable to:
Equity owners of the parent	171.2	136.5
Non-controlling interests	(0.7)	—
	170.5	136.5

Basic earnings per share
Profit for the period attributable to equity owners of the parent in € millions	171.2	136.5
Weighted average shares outstanding in millions	175.6	176.1
Basic earnings per share in €	0.97	0.78
Diluted earnings per share
Profit for the period attributable to equity owners of the parent in € millions	171.2	136.5
Weighted average shares outstanding in millions	175.8	184.8
Diluted earnings per share in €	0.97	0.74

Nomad Foods Limited As Reported
Statements of Financial Position (audited)
As at December 31, 2018 and December 31, 2017

	As at December 31, 2018	As at December 31, 2017
	€ millions	€ millions
Non-current assets
Goodwill	1,861.0	1,745.6
Intangibles	2,087.2	1,724.4
Property, plant and equipment	348.8	295.4
Other receivables	2.6	4.3
Derivative financial instruments	35.7	18.6
Deferred tax assets	68.7	64.3
Total non-current assets	4,404.0	3,852.6
Current assets
Cash and cash equivalents	327.6	219.2
Inventories	342.5	306.9
Trade and other receivables	173.9	147.1
Indemnification assets	79.4	73.8
Derivative financial instruments	13.4	2.1
Total current assets	936.8	749.1
Total assets	5,340.8	4,601.7
Current liabilities
Trade and other payables	571.6	477.5
Current tax payable	201.2	145.3
Provisions	44.3	68.0
Loans and borrowings	21.4	3.3
Derivative financial instruments	1.5	7.8
Total current liabilities	840.0	701.9
Non-current liabilities
Loans and borrowings	1,742.9	1,395.1
Employee benefits	200.6	188.4
Trade and other payables	1.3	1.8
Provisions	69.4	72.8
Derivative financial instruments	35.4	61.4
Deferred tax liabilities	392.1	327.7
Total non-current liabilities	2,441.7	2,047.2
Total liabilities	3,281.7	2,749.1
Net assets	2,059.1	1,852.6
Equity attributable to equity holders
Share capital	—	—
Capital reserve	1,748.5	1,623.7
Share based compensation reserve	9.4	2.9
Founder Preferred Share Dividend reserve	372.6	493.4
Translation reserve	88.8	83.2
Cash flow hedging reserve	8.5	(3.0)
Accumulated deficit reserve	(167.9)	(347.6)
Equity attributable to owners of the parent	2,059.9	1,852.6
Non-controlling interests	(0.8)	—
Total equity	2,059.1	1,852.6

Nomad Foods Limited As Reported
Statements of Cash Flows (audited)
Twelve months Ended December 31, 2018 and December 31, 2017

	Twelve months ended December 31, 2018	Twelve months ended December 31, 2017
	€ millions	€ millions
Cash flows from operating activities
Profit for the period	170.5	136.5
Adjustments for:
Non-cash fair value purchase price adjustment of inventory	5.7	—
Exceptional items	17.7	37.2
Share based payment expense	13.0	2.6
Depreciation and amortization	46.3	42.4
Loss on disposal of property, plant and equipment	0.3	0.5
Finance costs	57.6	81.6
Finance income	(1.6)	(7.2)
Taxation	56.6	32.0
Operating cash flow before changes in working capital, provisions and exceptional items	366.1	325.6
(Increase)/decrease in inventories	(20.2)	16.7
Increase in trade and other receivables	(10.8)	(1.6)
Increase in trade and other payables	64.5	18.1
Decrease in employee benefits and other provisions	(2.0)	(0.3)
Cash generated from operations before tax and exceptional items	397.6	358.5
Cash flows relating to exceptional items	(43.4)	(99.5)
Tax paid	(32.9)	(65.2)
Net cash generated from operating activities	321.3	193.8
Cash flows from investing activities
Purchase of subsidiaries, net of cash acquired	(465.1)	—
Settlement of contingent consideration	(6.5)	—
Purchase of property, plant and equipment	(35.0)	(38.0)
Purchase of intangibles	(6.6)	(4.6)
Cash used in investing activities	(513.2)	(42.6)
Cash flows from financing activities
Proceeds from issuance of Ordinary Shares	0.1	—
Repurchase of ordinary shares	—	(177.6)
Proceeds from new loans and notes	355.6	1,470.5
Repayment of loan principal	(5.9)	(1,469.5)
Cash received from factored receivables	3.4	—
Payment of finance leases	—	(1.6)
(Loss)/proceeds on settlement of derivatives	(2.8)	1.6
Payment of financing fees	(2.6)	(16.7)
Interest paid	(45.3)	(48.8)
Interest received	0.2	0.3
Net cash from/(used in) financing activities	302.7	(241.8)
Net increase/(decrease) in cash and cash equivalents	110.8	(90.6)
Cash and cash equivalents at beginning of period	219.2	329.5
Effect of exchange rate fluctuations	(2.4)	(19.7)
Cash and cash equivalents at end of period	327.6	219.2

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
The following table reconciles Adjusted financial information for the three months ended December 31, 2018 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Three Months Ended December 31, 2018

€ in millions, except per share data	As reported for the three months ended December 31, 2018	Adjustments		As Adjusted for the three months ended December 31, 2018
Revenue	614.8	—		614.8
Cost of sales	(431.1)	—		(431.1)
Gross profit	183.7	—		183.7
Other operating expenses	(99.6)	3.8	(a)	(95.8)
Exceptional items	(6.0)	6.0	(b)	—
Operating profit	78.1	9.8		87.9
Finance income	—	—		—
Finance costs	(19.9)	(0.7)		(20.6)
Net financing costs	(19.9)	(0.7)	(c)	(20.6)
Profit before tax	58.2	9.1		67.3
Taxation	(17.4)	1.7	(d)	(15.7)
Profit for the period	40.8	10.8		51.6

Profit for the period attributable to equity owners of the parent	41.1	10.8		51.9
Weighted average shares outstanding in millions - basic	175.8			175.8
Basic earnings per share	0.23			0.29
Weighted average shares outstanding in millions - diluted	175.9	(0.2)	(e)	175.7
Diluted earnings per share	0.23			0.29

(a)	Share-based payment charge including employer payroll taxes.

(b)
Exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) three months ended December 31, 2018’ for a detailed list of exceptional items.

(c)	Elimination of €1.0 million of realized gains on foreign currency derivatives as well as €0.3 million of realized and unrealized foreign exchange translation losses.

(d)	Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

(e)	Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2018 but for which shares were issued on January 2, 2019.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles EBITDA and Adjusted EBITDA for the three months ended December 31, 2018 to the reported results of Nomad Foods for such period.
EBITDA and Adjusted EBITDA (unaudited)
Three Months Ended December 31, 2018

€ in millions	As reported for the three months ended December 31, 2018
Profit for the period	40.8
Taxation	17.4
Net financing costs	19.9
Depreciation	10.9
Amortization	1.8
EBITDA	90.8
Exceptional items:
Supply chain reconfiguration	(0.1)	(a)
Findus Group integration costs	3.3	(b)
Goodfella's Pizza & Aunt Bessie's integration costs	5.3	(c)
Factory optimization	0.7	(d)
Settlement of legacy matters	(3.2)	(e)
Other Adjustments:
Other add-backs	3.8	(f)
Adjusted EBITDA(g)	100.6

(a)
Supply chain reconfiguration costs following the closure of the factory in Bjuv, Sweden. Following the closure in 2017, the Company has incurred costs relating to the relocation of production to other factories. The costs are partially offset by income from the disposal of the remaining tangible assets.

(b)	Non-recurring costs related to the roll-out of the Nomad ERP system following the acquisition of the Findus Group in November 2015.

(c)	Non-recurring costs associated with the integration of the Goodfella's pizza business in April 2018 and the Aunt Bessie's business in July 2018.

(d)
Non-recurring costs associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories.

(e)
Non-recurring income and costs associated with liabilities relating to periods prior to acquisition of the Findus and Iglo Groups, settlements of tax audits, settlements of contingent consideration for acquisitions and other liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company including an income of €2.7 million recognized on settlement of contingent consideration for the purchase of the La Cocinera acquisition.

(f)	Represents the elimination of share-based payment charges including employer payroll taxes.

(g)	Adjusted EBITDA margin of 16.4% for the three months ended December 31, 2018 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €614.8 million per page 8.

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
The following table reconciles Adjusted financial information for the three months ended December 31, 2017 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Three Months Ended December 31, 2017

€ in millions, except per share data	As Reported for the three months ended December 31, 2017	Adjustments		As Adjusted for the three months ended December 31, 2017
Revenue	508.2	—		508.2
Cost of sales	(348.2)	—		(348.2)
Gross profit	160.0	—		160.0
Other operating expenses	(91.7)	3.2	(a)	(88.5)
Exceptional items	(20.4)	20.4	(b)	—
Operating profit	47.9	23.6		71.5
Finance income	—	—		—
Finance costs	(17.4)	3.7		(13.7)
Net financing costs	(17.4)	3.7	(c)	(13.7)
Profit before tax	30.5	27.3		57.8
Taxation	(3.2)	(9.1)	(d)	(12.3)
Profit for the period	27.3	18.2		45.5
Weighted average shares outstanding in millions - basic	166.8			166.8
Basic earnings per share	0.16			0.27
Weighted average shares outstanding in millions - diluted	175.6	(8.7)	(e)	166.9
Diluted earnings per share	0.16			0.27

(a)	Share-based payment charge.

(b)
Exceptional items which management believes do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) three months ended December 31, 2017’ for a detailed list of exceptional items.

(c)
Elimination of €0.6 million of costs incurred as part of the repricing of debt on December 20, 2017, €1.7 million of non-cash foreign exchange translation losses and €1.4 million of foreign exchange losses on derivatives.

(d)	Tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.

(e)	Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2017 but for which shares were issued on January 2, 2018.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles EBITDA and Adjusted EBITDA for the three months ended December 31, 2017 to the reported results of Nomad Foods for such period.
EBITDA and Adjusted EBITDA (unaudited)
Three Months Ended December 31, 2017

€ in millions	As reported for the three months ended December 31, 2017
Profit for the period	27.3
Taxation	3.2
Net financing costs	17.4
Depreciation	9.3
Amortization	0.7
EBITDA	57.9
Exceptional items:
Costs related to transactions	0.7	(a)
Investigation and implementation of strategic opportunities	8.3	(b)
Supply chain reconfiguration	14.0	(c)
Findus Group integration costs	5.6	(d)
Settlement of legacy matters	(8.2)	(e)
Other Adjustments:
Other add-backs	3.2	(f)
Adjusted EBITDA(g)	81.5

(a)	Costs incurred related to enhanced control compliance procedures in territories.

(b)
Costs incurred in relation to investigation and implementation of strategic opportunities for the combined group following acquisitions by the Company.  These costs primarily relate to changes to the organizational structure of the combined businesses.

(c)	Supply chain reconfiguration costs, namely the closure of the Bjuv factory.

(d)	Costs recognized by Nomad Foods relating to the integration of the Findus Group, primarily relating to the roll-out of the Nomad ERP system.

(e)
Non-recurring income associated with liabilities relating to periods prior to acquisition of the Findus and Iglo Groups including gains of €4.2 million from the reassessment of sales tax provisions, €1.2 million from the reassessment of interest on sales tax provisions, a €2.8 million gain on a legacy pension plan in Norway and a €1.3 million gain on disposal of a non-operational factory.

(f)
Other add-backs include the elimination of share-based payment charges of €0.2 million and M&A related investigation costs, professional fees, transaction costs and purchase accounting related valuations of €3.0 million. We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.

(g)	Adjusted EBITDA margin 16.0% for the three months ended December 31, 2017 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €508.2 million per page 10.

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
The following table reconciles Adjusted financial information for the twelve months ended December 31, 2018 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Twelve Months Ended December 31, 2018

€ in millions, except per share data	As reported for the twelve months ended December 31, 2018	Adjustments		As Adjusted for the twelve months ended December 31, 2018
Revenue	2,172.8	—		2,172.8
Cost of sales	(1,519.3)	5.7	(a)	(1,513.6)
Gross profit	653.5	5.7		659.2
Other operating expenses	(352.7)	23.6	(b)	(329.1)
Exceptional items	(17.7)	17.7	(c)	—
Operating profit	283.1	47.0		330.1
Finance income	1.6	(1.4)		0.2
Finance costs	(57.6)	(2.4)		(60.0)
Net financing costs	(56.0)	(3.8)	(d)	(59.8)
Profit before tax	227.1	43.2		270.3
Taxation	(56.6)	(4.7)	(e)	(61.3)
Profit for the period	170.5	38.5		209.0

Profit for the period attributable to equity owners of the parent	171.2	38.5		209.7
Weighted average shares outstanding in millions - basic	175.6	—		175.6
Basic earnings per share	0.97			1.19
Weighted average shares outstanding in millions - diluted	175.8	(0.2)	(f)	175.6
Diluted earnings per share	0.97			1.19

(a)	Non-cash fair value uplift of inventory recorded as part of the Goodfella's Pizza and Aunt Bessie's purchase price accounting.

(b)	Share-based payment expense including employer payroll taxes of €14.7 million and non-operating M&A transaction costs of €8.9 million.

(c)
Exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) twelve months ended December 31, 2018’ for a detailed list of exceptional items.

(d)
Elimination of €1.1 million of costs incurred as part of the refinancing on the May 3, 2017 and repricing on December 20, 2017, €0.3 million of realized and unrealized foreign exchange translation losses and €5.2 million of gains on foreign currency derivatives.

(e)	Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

(f)	Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2018 but for which shares were issued on January 2, 2019.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles EBITDA and Adjusted EBITDA for the twelve months ended December 31, 2018 to the reported results of Nomad Foods for such period:
EBITDA and Adjusted EBITDA (unaudited)
Twelve Months Ended December 31, 2018

€ in millions	As reported for the twelve months ended December 31, 2018
Profit for the period	170.5
Taxation	56.6
Net financing costs	56.0
Depreciation	39.3
Amortization	7.0
EBITDA	329.4
Acquisition purchase price adjustments	5.7	(a)
Exceptional items:
Supply chain reconfiguration	1.2	(b)
Findus Group integration costs	10.4	(c)
Goodfella's Pizza & Aunt Bessie's integration costs	8.3	(d)
Factory optimization	1.6	(e)
Settlement of legacy matters	(3.8)	(f)
Other Adjustments:
Other add-backs	23.6	(g)
Adjusted EBITDA(h)	376.4

(a)	Non-cash fair value uplift of inventory recorded as part of the Goodfella's Pizza and Aunt Bessie's purchase price accounting.

(b)
Supply chain reconfiguration costs following the closure of the factory in Bjuv, Sweden. Following the closure in 2017, the Company has incurred costs relating to the relocation of production to other factories. The costs are partially offset by income from the disposal of the remaining tangible assets.

(c)	Non-recurring costs related to the roll-out of the Nomad ERP system following the acquisition of the Findus Group in November 2015.

(d)	Non-recurring costs associated with the integration of the Goodfella's pizza business in April 2018 and the Aunt Bessie's business in July 2018.

(e)
Non-recurring costs associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories.

(f)
Non-recurring income and costs associated with liabilities relating to periods prior to acquisition of the Findus and Iglo Groups, settlements of tax audits, settlements of contingent consideration for acquisitions and other liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company. This includes an income of €2.7 million recognized on settlement of contingent consideration for the purchase of the La Cocinera acquisition and net income of €0.7 million associated with settlements of tax audits.

(g)
Represents the elimination of share-based payment charges including employer payroll taxes of €14.7 million and elimination of non-operating M&A related costs of €8.9 million. We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.

(h)	Adjusted EBITDA margin of 17.3% for the twelve months ended December 31, 2018 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €2,172.8 million per page 12.

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
The following table reconciles Adjusted financial information for the twelve months ended December 31, 2017 to the reported results of Nomad Foods for such period:
Adjusted Statements of Profit or Loss (unaudited)
Twelve Months Ended December 31, 2017

€ in millions, except per share data	As reported for the twelve months ended December 31, 2017	Adjustments		As Adjusted for the twelve months ended December 31, 2017
Revenue	1,956.6	—		1,956.6
Cost of sales	(1,357.2)	—		(1,357.2)
Gross profit	599.4	—		599.4
Other operating expenses	(319.3)	5.6	(a)	(313.7)
Exceptional items	(37.2)	37.2	(b)	—
Operating profit	242.9	42.8		285.7
Finance income	7.2	(7.0)		0.2
Finance costs	(81.6)	22.0		(59.6)
Net financing costs	(74.4)	15.0	(c)	(59.4)
Profit before tax	168.5	57.8		226.3
Taxation	(32.0)	(19.1)	(d)	(51.1)
Profit for the period	136.5	38.7		175.2
Weighted average shares outstanding in millions - basic	176.1			176.1
Basic earnings per share	0.78			1.00
Weighted average shares outstanding in millions - diluted	184.8	(8.7)	(e)	176.1
Diluted earnings per share	0.74			1.00

(a)	Share-based payment charge

(b)
Exceptional items which management believes do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) twelve months ended December 31, 2017’ for a detailed list of exceptional items.

(c)
Elimination of €20.1 million of costs incurred as part of the refinancing on the May 3, 2017 and repricing on December 20, 2017, €3.9 million of foreign exchange translation losses and €9.0 million of foreign currency gains on derivatives.

(d)	Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

(e)	Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2017 but for which shares were issued on January 2, 2018.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles EBITDA and Adjusted EBITDA for the twelve months ended December 31, 2017 to the reported results of Nomad Foods for such period:
EBITDA and Adjusted EBITDA (unaudited)
Twelve Months Ended December 31, 2017

€ in millions	Twelve Months Ended December 31, 2017
Profit for the period	136.5
Taxation	32.0
Net financing costs	74.4
Depreciation	35.9
Amortization	6.5
EBITDA	285.3
Exceptional items:
Costs related to transactions	3.2	(a)
Investigation and implementation of strategic opportunities	18.8	(b)
Supply chain reconfiguration	14.0	(c)
Findus Group integration costs	15.1	(d)
Settlement of legacy matters	(5.6)	(e)
Remeasurement of indemnification assets	(8.3)	(f)
Other Adjustments:
Other add-backs	5.6	(g)
Adjusted EBITDA(h)	328.1

(a)	Costs incurred related to enhanced control compliance procedures in territories.

(b)
Costs incurred in relation to investigation and implementation of strategic opportunities considered non-recurring for the combined group following acquisitions by the Company.  These costs primarily relate to changes to the organizational structure of the combined businesses.

(c)	Supply chain reconfiguration costs, namely the closure of the Bjuv factory.

(d)	Costs recognized by Nomad Foods relating to the integration of the Findus Group, primarily relating to the rollout of the Nomad ERP system.

(e)
Non-recurring income and costs associated with liabilities relating to periods prior to acquisition of the Findus and Iglo Groups, settlements of tax audits, sale of non-operating factories acquired and other liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company. This includes a charge of €3.9 million associated with settlements of tax audits, offset by gains of €4.2 million from the reassessment of sales tax provisions, €1.2 million from the reassessment of interest on sales tax provisions, a €2.8 million gain on a legacy pension plan in Norway and a €1.3 million gain on disposal of a non-operational factory.

(f)
Adjustment to reflect the remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at December 31, 2017. Offsetting are the release of indemnification assets associated with final settlement of indemnity claims against an affiliate of Permira Advisors LLP, which are legacy tax matters that predate the Company's acquisition of Iglo Group in 2015.

(g)
Represents the elimination of share-based payment charges of €2.6 million and elimination of non-operating M&A related costs of €3.0 million. We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.

(h)	Adjusted EBITDA margin 16.8% for the twelve months ended December 31, 2017 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €1,956.6 million per page 14.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 1: Reconciliation from reported to organic revenue growth
Year on Year Growth - Three and twelve months December 31, 2018 compared with December 31, 2017:

	Three Months Ended December 31, 2018	Twelve Months Ended December 31, 2018
	YoY Growth	YoY Growth
Reported Revenue Growth	21.0%	11.0%
Of which:
Organic Revenue Growth	4.2%	2.6%
Acquisitions	17.3%	9.4%
Translational FX (a)	(0.5)%	(1.0)%
Total	21.0%	11.0%

(a)
Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including expectations regarding (i) the future operating and financial performance of the Company, including growth prospects and the Company’s guidance with respect to organic revenue percentage growth, Adjusted EBITDA and Adjusted EPS; (ii) the Company’s planned initiatives in 2019 and the anticipated impact of such initiatives on the Company’s future growth and cash flows; and (iii) the impact of IFRS 16 on the Company’s 2019 financial results. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i) economic conditions, competition and other risks that may affect the Company’s future performance, including increases in operating costs and the Company’s ability to manage its cost structure; (ii) uncertainty about the terms and timing of Brexit, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect the Company’s business; (iii) the loss of any of the Company’s executive officers or members of its senior management team or other key employees; (iv) loss of the Company’s financial arrangements with respect to receivables factoring; (v) the loss of any of the Company’s major customers or a decrease in demand for its products; (vi) changes in consumer preferences and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (vii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (viii) the ability to recognize the anticipated benefits to the Company of strategic initiatives and its recent strategic acquisitions; (ix) changes in applicable laws or regulations; and (x) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.